Exhibit 99.1

GoldMining Completes Sale of Nutmeg Mountain to NevGold and Receives $3 Million in NevGold Shares

Designated News Release

Vancouver, British Columbia – January 19, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that, pursuant to its previously announced option agreement with NevGold Corp. dated June 14, 2022 (the "Option Agreement"), it has received payment in the amount of $3 million, which pursuant to the terms of the Option Agreement, was satisfied by NevGold by issuing to the Company 10,000,000 common shares (the "NevGold Shares"). As a result, the Company has completed the sale of the Nutmeg Mountain Project (the “Project” or "Nutmeg Mountain", previously known as Almaden) to a subsidiary of NevGold.

The sale of the Project crystallizes immediate value for GoldMining, while allowing it to retain potential upside to the Project’s future potential and remain focused on advancing and unlocking value from the other assets in the GoldMining portfolio. GoldMining now has $132 million of aggregate equity holdings in NevGold (TSX-V: NAU), U.S. GoldMining Inc. (NASDAQ: USGO) and Gold Royalty Corp. (NYSE American: GROY)1.

All references herein to dollar amounts are in Canadian dollars unless otherwise indicated.

Transaction Highlights:

●	The Company has received 10 million NevGold Shares in satisfaction of the final $3.0 million payment under the Option Agreement. The NevGold Shares were issued at a deemed price of $0.30 per share.

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The transaction realized an attractive rate of return for GoldMining, with total consideration received being $9.0 million for the Project, which was acquired in 2020 for consideration of $1.15 million.

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Following the transaction, GoldMining is the largest shareholder of NevGold, holding approximately 29.4% of the outstanding NevGold Shares. This provides the Company continued exposure to the potential upside of Nutmeg Mountain, as well as NevGold’s other assets in Nevada and British Columbia.

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Going forward, NevGold is required to make additional contingent payments to the Company of up to $7.5 million pursuant to the Option Agreement, payable in cash or shares at NevGold’s election as follows:

o	$0.5 million on announcement or filing of a Preliminary Economic Assessment in respect of the Project;

o	$2.5 million on announcement or filing of a Preliminary Feasibility Study in respect of the Project; and

1 Based on closing market prices of the reporting issuers on their respective stock exchanges on January 18, 2024 and subject to foreign exchange in the case for U.S. GoldMining Inc. and Gold Royalty Corp.

o	$4.5 million on announcement or filing of a Feasibility Study in respect of the Project.

●	The transaction allowed the GoldMining management team to crystallize value while remaining focused on unlocking value and advancing its other assets throughout North and South America.

Alastair Still, GoldMining’s CEO, commented: “We are pleased to complete the sale of the Project to NevGold and to retain exposure to potential upside at the Project as the largest shareholder of NevGold. By completing this transaction, the NevGold team benefits from synergies with their projects in neighbouring Nevada and has completed the required expenditures and advanced the Project. Additionally, GoldMining retains future upside from the Project through the success-based contingent payments of up to $7.5 million on NevGold reaching certain milestones. With many high-priority untested drill targets, we are excited to see NevGold continue to advance Nutmeg Mountain, as well as their other projects in Nevada and British Columbia. For GoldMining, the transaction allows us to remain focused on our strategic initiatives, while bolstering our balance sheet through our strategic investment in NevGold.”

Early Warning Report

Prior to completion of the payment, the Company beneficially owned and had control and direction over 16,670,250 NevGold Shares and 1,488,100 share purchase warrants exercisable into 1,488,100 NevGold Shares at an exercise price of $0.60 per share until December 5, 2024 (the "NevGold Warrants"), representing approximately 20.6% of the outstanding NevGold Shares on an undiluted basis and approximately 22.1% on a partially-diluted basis assuming the exercise of the NevGold Warrants held by GoldMining. After completion of the payment, GoldMining beneficially owns and has control and direction over, 26,670,250 NevGold Shares and 1,488,100 NevGold Warrants, representing approximately 29.4% of the outstanding NevGold Shares on an undiluted basis and approximately 30.5% on a partially-diluted basis assuming the exercise of the NevGold Warrants held by GoldMining. The foregoing share ownership percentages were based upon 80,827,069 outstanding NevGold Shares as of January 18, 2024 immediately prior to the completion of the transaction described herein.

An early warning report (the “Report”) will be filed by GoldMining pursuant to National Instrument 62-103 on SEDAR+ at www.sedarplus.ca under NevGold’s profile. To obtain a copy of the Report, please contact Pat Obara, Chief Financial Officer of GoldMining, at GoldMining’s address at 1188 West Georgia Street, Suite 1830, Vancouver, BC V6E 4A2 or by telephone at +1 (855) 630-1001.

The securities were issued to GoldMining for investment purposes, and in the future, GoldMining may acquire additional securities of NevGold, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans and potential exposure to upside through its continued interest in NevGold. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to commence and complete work as expected, the Company’s plans with respect to its projects may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.